Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form N-14 of AXS Alternative Growth Fund, a separate series of Investment Managers Series Trust II, of our report on Equinox Ampersand Strategy Fund, a separate series of Equinox Funds Trust, dated August 29, 2018, relating to our audits of the consolidated financial statements and consolidated financial highlights, which appear in the June 30, 2018 Annual Report to Shareholders, which are also incorporated by reference into the Registration Statement.

We also consent to the references to our firm under the captions “Questions and Answers,” “Proposal – To Approve the Agreement and Plan of Reorganization,” “Service Providers,” “Independent Registered Public Accounting Firms” and “Appendix C – Consolidated Financial Highlights of Acquired Fund” in such Registration Statement.

/s/ RSM US LLP

Denver, Colorado

July 22, 2019

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